[Firm Letterhead]

April 18, 2016

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Corp LP
Amendment No. 3 to Registration Statement on Form S-4
Filed March 23, 2016
File No. 333-208187

Dear Ms. Ransom:

On behalf of Energy Transfer Corp LP (“ETC” or the “Partnership”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Partnership’s Amendment No. 3 to the registration statement on Form S-4 filed with the Commission on March 23, 2016 (the “Registration Statement”) contained in your letter dated March 25, 2016 (the “Comment Letter”), we submit this letter containing the Partnership’s responses to the Comment Letter. In connection with this letter, the Partnership is filing today an amendment to the Registration Statement (“Amendment No. 4”). We are separately furnishing to the Staff six courtesy copies of Amendment No. 4 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 4.

General

1.	We note your response to comment 4. Please revise your disclosure in appropriate places, such as in the Summary and on pages iv and 43, to clarify that the awards will be made to directors and officers of ETC and its affiliates.

Response: In response to the Staff’s comment, the Registration Statement has been revised to clarify that the awards will be made to directors and officers of ETC and its affiliates. Please see pages iv, 28 and 50 of Amendment No. 4.

2.	Please tell us what consideration you gave to including disclosure regarding the impact of the circumstances described in “Recent Developments” on the pro forma financial information presented in the filing, with a view towards ensuring that such financial information is not materially misleading.

Response: In response to the Staff’s comment, the Partnership has considered the impact of the circumstances described in “Recent Developments” on the pro forma financial information presented in the Registration Statement and has determined that no updates or additional disclosure are required pursuant to applicable accounting standards or securities rules and regulations.

3.	We note the circumstances described in “Recent Developments,” that the prospective financial information underlying the fairness opinions is no longer valid, and that some of the reasons why the WMB board approved the merger agreement and recommends that WMB stockholders do the same have changed. Please disclose how these factors have affected the recommendation of the WMB board that shareholders vote to approve the merger agreement.

Response: In response to the Staff’s comment, the Registration Statement has been revised to include disclosure that the circumstances described in “Recent Developments” have not changed the WMB board’s recommendation that shareholders vote to approve the merger agreement. Please see pages 22 and 23 of Amendment No. 4.

4.	We note the circumstances described in “Recent Developments” and that some of the reasons why the LE GP board approved the merger agreement have changed. Please disclose how these factors have affected the belief of the LE GP board that the merger transaction is more beneficial than not.

Response: In response to the Staff’s comment, the Registration Statement has been revised to disclose how these factors have affected the belief of the LE GP board that the merger transaction is more beneficial than not. Please see pages 8, 9 and 164 of Amendment No. 4.

Summary

Recent Developments, page 18

5.

In this section you state that WMB prepared financial information for WMB and ETC, and on page 149 you state that WMB prepared financial projections for WMB and ETE prepared financial projections for ETE. Please revise to consistently describe the source and subject of the projections. If any projections were prepared by ETE, please tell us whether ETE intends to revise, update or otherwise address the validity of its projections regarding ETE.

Response: In response to the Staff’s comment, the Registration Statement has been revised to consistently describe the source and subject of the projections. Please see page 20 of Amendment No. 4. In addition, following a review of the Registration Statement by ETE, a decision was made by ETE to provide updated projections in the Amendment No. 4 in light of the issues described in the “Recent Developments” section. Please see pages 23 to 25 of Amendment No. 4. In addition, appropriate cross-references to the disclosure in the “Recent Developments” section have been added in a number of places in Amendment No. 4.

Risk Factors, page 32

6.	We note that “WMB is reviewing the terms of the Plan and the Convertible Units and ETE’s description of the Plan and the Convertible Units, including ETE’s statements regarding the purpose of the Plan and that the Convertible Units and the Plan are permitted by the terms of the merger agreement.” Please tell us what consideration you gave to including risk factor disclosure regarding the risks associated with any disagreement between the parties regarding the Plan, the Convertible Units or the possibility that WMB consent is required pursuant to the merger agreement in connection therewith.

Response: In response to the Staff’s comment, and in light of the recent litigation filed by WMB, the Registration Statement has been revised to include a risk factor specifically addressing the risks related to the disagreement among WMB and ETE regarding the Plan, the Convertible Units or the possibility that WMB consent is required pursuant to the merger agreement in connection therewith. Please see page 42 of Amendment No. 4.

Exhibit 5.2

7.	Counsel may not expressly limit the scope of documents examined in connection with its opinion. Please have counsel revise the second paragraph of the opinion and the first two sentences of the fourth paragraph of the opinion to clarify that it also has reviewed all other documents that it deems necessary to render its legal opinion.

Response: In response to the Staff’s comment, Exhibit 5.2 to the Registration Statement (“Exhibit 5.2”) has been revised to clarify that counsel also has reviewed all other documents that it deems necessary to render its legal opinion. Please see pages 1 and 2 of Exhibit 5.2.

8.	We note counsel’s assumption “that there exists no provision in any document that we have not reviewed that is inconsistent with the opinion stated herein.” This assumption appears to be inappropriate. Please revise to delete this assumption.

Response: In response to the Staff’s comment, Exhibit 5.2 to the Registration Statement (“Exhibit 5.2”) has been revised to delete the assumption “that there exists no provision in any document that we have not reviewed that is inconsistent with the opinion stated herein.” Please see page 2 of Exhibit 5.2.

*  *  *  *  *  *

In the event that the Partnership requests acceleration of the effective date of the Registration Statement, as amended, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1107 or by email at AZPreiss@wlrk.com.

Sincerely,

/s/ Alison Z. Preiss Alison Z. Preiss

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